

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003
155

SEC FILE NUMBER
8- 47511

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/2002____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: Starboard Capital Markets Inc.
NM: Starboard Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Logan Square, Suite 2650
_____
(No. and Street)

Philadelphia_____PA_____19103_____
(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dotzman_____(215) 656-4140_____
_____(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
_____
(Name - if individual, state last, first, middle name)

1777 Sentry Parkway West, Dublin Hall Suite 400, Blue Bell PA 19422
(Address)_____(City)_____(State)_____(Zip Code)

PROCESSED
MAR 12 2003
**THOMSON
FINANCIAL**

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, <u>James Dotzman</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Starboard Capital Markets LLC</u>, as of <u>3/10/2003</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

<u>Signature</u>

NOTARIAL SEAL
Diane Parker, Notary Public
City of Bluebell, County of Montgomery
My Commission Expires Sep. 29, 2003

<u>Managing Principal</u>
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Starboard Capital Markets, LLC (Formerly Starboard Capital Markets, Inc.)

Financial Report
December 31, 2002

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) as of December 31, 2002 and the related statements of operations, changes in stockholders' and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starboard Capital Markets, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2003

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 10)	$	422,798
Deposits with clearing agent (Note 3)		100,047
Receivable from clearing agent		270,203
Investment securities owned:		
Not readily marketable, at estimated fair value (Note 8)		221,439
Miscellaneous receivable		58,333
Prepaid expenses and other assets		87,912
Cash surrender value of life insurance		202,029
		1,362,761
Furniture, equipment, and leasehold improvements (Note 4)		97,962
	$	1,460,723

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	332,556
Accrued commissions		118,189
Members' distributions payable		35,495
Total liabilities		486,240
COMMITMENTS AND CONTINGENCY (Note 6)		
MEMBERS' EQUITY		974,483
	$	1,460,723

See Notes to Financial Statements.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUES (Note 12)	
Net realized and unrealized trading gains	$ 4,009,636
Other income	32,282
Total revenue	4,041,918
EXPENSES	
Compensation and benefits:	
Registered representatives	1,673,559
Officers and stockholders	971,301
Clerical and administrative employees	167,755
Clearance fees	152,909
Occupancy and equipment leasing	282,076
Communications	44,819
Dues and subscriptions	49,700
Travel and entertainment	125,644
Insurance	44,433
Professional fees	91,299
Depreciation	19,311
Taxes, other	17,805
Interest	1,100
Other	109,694
Total expenses	3,751,405
Net income	$ 290,513

See Notes to Financial Statements.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	MEMBERS' EQUITY	TOTAL
Balance, December 31, 2001	525	$ 5	$ 538,698	$ 251,752	$ -	$ 790,455
Net income for the period from January 1, 2002 through July 18, 2002	-	-	-	204,749	-	204,749
Stockholders' distributions	(525)	(5)	(538,698)	(456,501)	-	(995,204)
Members' contributions	-	-	-	-	995,204	995,204
Net income for the period from July 19, 2002 through December 31, 2002	-	-	-	-	85,764	85,764
Members' distributions	-	-	-	-	(106,485)	(106,485)
Balance, December 31, 2002	-	$ -	$ -	$ -	$ 974,483	$ 974,483

See Notes to Financial Statements.

- 4 -

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Net income	$	290,513
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation and amortization expense		19,311
(Increase) decrease in:		
Receivable from clearing broker		(78,492)
Advances to stockholders		60,000
Miscellaneous receivable		(58,333)
Investment securities		(88,139)
Deposits with clearing broker		61
Prepaid expenses and other assets		29,683
Increase (decrease) in:		
Accounts payable and accrued expenses		199,687
Accrued commissions		(31,359)
Net cash provided by operating activities		342,932
INVESTING ACTIVITIES		
Purchases of equipment		(66,337)
Increase in cash surrender value of life insurance		(66,907)
Net cash used in investing activities		(133,244)
FINANCING ACTIVITIES		
Members' distributions		(70,990)
Distributions to shareholders		(995,204)
Contributions from members		995,204
Net cash used in financing activities		(70,990)
INCREASE IN CASH AND CASH EQUIVALENTS		138,698
CASH AND CASH EQUIVALENTS, BEGINNING		284,100
CASH AND CASH EQUIVALENTS, ENDING	$	422,798
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Cash paid during the year for:		
Interest	$	1,100
NONCASH FINANCING ACTIVITY:		
Distributions declared but not paid during the year	$	35,495

See Notes to Financial Statements.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF BUSINESS

Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc. incorporated on July 15, 1994 in the Commonwealth of Pennsylvania) (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

Effective July 19, 2002, the Company was reorganized as a limited liability corporation ("LLC") from an "S" corporation ("Inc."). The LLC consists of seven shareholders. The ownership in the new entity is in the same proportion as it was in the "S" corporation. There were no substantive accounting or financial reporting effects as a result of this reorganization.

The Company's revenue is derived primarily from principal transactions in the fixed income securities markets. Its business is primarily conducted in the Mid-Atlantic region.

NOTE 2.   ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the related lease.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with original maturities of three months or less. Cash equivalents at December 31, 2002 include approximately $ 298,754 investments in money market funds.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.   ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Net realized and unrealized trading gains and related expenses are recorded on a trade-date basis as securities transactions occur.

Receivable From and Payable to Clearing Broker

The Company clears its proprietary transactions through another broker-dealer on a fully-disclosed basis. Amounts due from the clearing broker are incurred in the normal course of business and are unsecured.

NOTE 3.   TRANSACTIONS WITH CLEARING AGENT

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an interest bearing account with the clearing agent.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements of the Company as of December 31, 2002 are as follows:

	2002
Furniture and fixtures	$104,695
Equipment	135,864
Leasehold improvements	36,112
	276,671
Accumulated depreciation	178,709
	$ 97,962

NOTE 5.   INCOME TAXES

The Stockholders of the Company, before the conversion to an LLC, had elected to be taxed as an "S" Corporation for both Federal and State income tax purpose and accordingly, were taxed on their prorata share of the Company's taxable income. After the conversion to an LLC on July 19, 2002, the taxable income or loss of the Company is included in the income tax returns of the respective members. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to other state and local taxes which were paid during the year.

NOTE 6.   COMMITMENTS AND CONTINGENCY

The Company leases office space and certain equipment under non-cancelable operating leases expiring through November 2005. Future minimum rental commitments are as follows:

YEARS ENDING
DECEMBER 31,

2003	$311,507
2004	231,748
2005	100,346
Total future minimum lease payments	$643,601

Total rent expense for the year ended December 31, 2002 was approximately $279,000.

NOTE 6.   COMMITMENTS AND CONTINGENCY *(Continued)*

The Company is in litigation with two former employees. The court has granted an award to these employees, which amount is accrued in the 2002 financial statements. The company has appealed the award and management believes, based on the advice of its outside counsel, that it will be successful in overturning the award. The ultimate outcome of the case is not material to the Company's capital or financial condition.

NOTE 7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002, the Company had net capital of $ 502,862, which was $ 402,862, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .97 to 1.

Pursuant to the Company's agreement with its clearing broker, the Company must maintain net capital of at least $100,000 in excess of the minimum net capital required by Rule15c3-1 and an aggregate indebtedness ratio of less than 10 to 1. The Company was in compliance with such requirements as of December 31, 2002.

The Company is also subject to the financial requirements of the NFA as they pertain to an introducing broker, which requires that the Company maintain a minimum net capital of $30,000

NOTE 8.   INVESTMENT SECURITIES OWNED

At December 31, 2002, investment securities owned were comprised of the following trading securities:

	Amortized Cost	Carrying Value/ Market Value
Nonmarketable securities at estimated fair value:		
Limited partnership	$ 88,139	$ 88,139
Warrants	3,300	3,300
Other investments	130,000	130,000
	$ 221,439	$ 221,439

NOTE 8.   INVESTMENT SECURITIES OWNED (*Continued*)

Warrants represent 300 warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. at a cost of $3,300.

Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
300	June 28, 2002	June 27, 2003	$13
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

NOTE 9.   RELATED PARTY TRANSACTIONS

During 2002, the Company made advances of $362,150 to a related entity which advances were repaid during the year.

NOTE 10.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents at December 31, 2002 includes approximately $ 298,754 investments in money market funds not covered by FDIC.

NOTE 11.   RETIREMENT PLAN

The Company has a Retirement Plan that covers substantially all eligible employees as defined. The Plan allows eligible employees to defer a portion of their income on a pretax basis through plan contributions. Employer contributions to the Plan are discretionary. The Plan provides for full vesting of employer contributions after four years of service. There were no employer contributions to the Plan for the year ended December 31, 2002.

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 12.   MAJOR CUSTOMER

Sales to two customers amounted to approximately 28% of the net sales for the year ended December 31, 2002.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE
SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

Our audit was conducted for the purpose of forming an opinion on the basic financial statements for the year ended December 31, 2002 taken as a whole. The accompanying supplementary information on page 13 as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2003

SUPPLEMENTARY

INFORMATION

STARBOARD CAPITAL MARKETS, LLC
(FORMERLY STARBOARD CAPITAL MARKETS, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 974,483
Deductions:	
Nonallowable assets	
Investment securities owned, not readily marketable	221,439
Prepaid expenses and other assets	146,245
Furniture, equipment and leasehold improvements, net	97,962
Total deductions	465,646
Net capital before haircuts on securities positions	508,837
Haircuts on cash equivalents	5,975
Net capital	$ 502,862
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 332,556
Accrued commissions	118,189
Members' distributions payable	35,495
Total aggregate indebtedness	$ 486,240
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 402,862
Ratio of aggregate indebtedness to net capital	0.97 to 1

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders
Starboard Capital Markets, LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Starboard Capital Markets, LLC (formerly Starboard Capital Markets, Inc.) (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations and the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC are not applicable to the Company since it is not a Futures Commission Merchant.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 10, 2003